UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 9, 2011

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-11406	52-1762325
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

One Technology Park Drive	
Westford, Massachusetts	01886
(Address of Principal Executive Offices)	(Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

KADANT INC.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Compensatory Arrangements of Certain Officers

Fiscal 2011 Base Salaries

On March 9, 2011, the Compensation Committee of the Board of Directors (the "Compensation Committee") of Kadant Inc. (the "Company") approved fiscal 2011 base salaries, effective as of January 2, 2011, for the executive officers of the Company, including the following named executive officers: Mr. Jonathan W. Painter, president and chief executive officer - $440,000; Mr. Thomas M. O'Brien, executive vice president and chief financial officer - $312,000; Mr. Eric T. Langevin, executive vice president and chief operating officer - $290,000; and Mr. Jeffrey L. Powell, senior vice president - $262,000.

Cash Incentive Plan – 2011 Awards

On March 9, 2011, the Compensation Committee granted 2011 awards under the Company's cash incentive plan to executive officers, including the named executive officers. In accordance with the cash incentive plan, the Compensation Committee determined that the 2011 fiscal year would be the performance period applicable to these awards. In addition, the Compensation Committee established performance goals to be used to calculate the final awards, which are based on corporate financial measures of adjusted return on shareholders' equity and growth in adjusted earnings per share from continuing operations. In making awards, the Compensation Committee established the following reference or target amounts to which the performance measures would be applied for executive officers, including the following named executive officers: Mr. Painter - $311,000; Mr. O'Brien - $191,000; Mr. Langevin - $162,000; and Mr. Powell - $146,000. After the conclusion of the performance period, the Compensation Committee will determine the level of achievement of the performance goals, measured against a pre-established scale, to yield a bonus factor. The bonus factor will be applied to the reference bonus to determine the final bonus award payable to each executive officer, which may result in the executive officer earning an actual bonus more or less than the reference bonus.

2011 Restricted Stock Unit Awards

On March 9, 2011, the Compensation Committee awarded restricted stock units ("RSUs") to executive officers, including the named executive officers, under the Company's 2006 equity incentive plan. Each RSU represents the right to receive one share of the Company's common stock upon vesting. The RSUs are subject to adjustment based on the achievement of the performance measure selected for the 2011 fiscal year. The performance-based measure used is target EBITDA (earnings before interest, taxes, depreciation and amortization, as defined and adjusted in accordance with the RSU agreement) generated from continuing operations for the 2011 fiscal year. The RSUs are adjusted by comparing the actual EBITDA (as defined and adjusted in accordance with the RSU agreement) for the performance period to the target EBITDA. Actual EBITDA between 50% and 115% of the EBITDA target results in the adjustment by 50% to 150% of the target RSU amount. If actual EBITDA is below 50% of the target EBITDA for the 2011 fiscal year, all RSUs will be forfeited. The RSUs are also subject to additional time-based vesting, and vest in three equal annual installments beginning on March 10, 2012, provided that the Company has met the performance requirement for the 2011 fiscal year and the executive officer is employed by the Company on the applicable vesting date.

KADANT INC.

The number of RSUs awarded ("Target RSUs") to the named executive officers and the maximum number of shares that may be delivered upon vesting of the RSUs assuming 115% of the EBITDA target is met or exceeded, are as follows:

Name	Target RSUs	Maximum No. of Shares Deliverable Upon Vesting of RSUs
Jonathan W. Painter	26,400	39,600
Thomas M. O'Brien	9,599	14,399
Eric T. Langevin	7,830	11,745
Jeffrey L. Powell	7,051	10,577

The agreement evidencing these RSU awards provides for forfeiture in certain events, such as voluntary or involuntary termination of employment, and for acceleration of vesting in certain events, such as death, disability or a change in control of the Company. The target number of RSUs will automatically vest if a change in control occurs before the end of the 2011 fiscal year. If a change in control occurs after the end of the 2011 fiscal year, the named executive officer will receive the number of shares deliverable upon vesting of the RSUs earned based on the achievement of the performance measure, as stated in the RSU agreement.

2011 Stock Option Awards

On March 9, 2011, the Compensation Committee awarded stock options to purchase shares of common stock of the Company to executive officers, including the named executive officers, under the Company's 2006 equity incentive plan. The stock options vest and become exercisable in three equal annual installments on the first, second and third anniversary of the grant date, provided that the executive officer is employed by the Company on the applicable vesting date. The options expire on the tenth anniversary of the grant date. The exercise price of the stock options is $24.90 per share. The agreement evidencing the stock option awards also provides for forfeiture in certain events, such as voluntary or involuntary termination of employment, and for acceleration of vesting in certain events, such as death, disability or a change in control of the Company. The Compensation Committee awarded the following stock options to purchase shares of common stock to these named executive officers: Mr. Painter – options to purchase 38,013 shares; Mr. O'Brien – options to purchase 13,822 shares; Mr. Langevin – options to purchase 11,274 shares; and Mr. Powell – options to purchase 10,152 shares.

Unfunded Restoration Plan

On March 9, 2011, the Compensation Committee adopted a Restoration Plan for the benefit of certain participants in the Company's qualified defined benefit retirement plan whose benefits are reduced as a consequence of applicable IRS limits on the level of contributions and benefits. For those executive officers participating in the qualified retirement plan, the Restoration Plan is designed to provide participants a comparable level of retirement benefits to those provided to other participants in the qualified retirement plan, relative to their compensation as defined in the qualified retirement plan. As of the date of adoption, the following named executive officers were participants in the Restoration Plan: Mr. Painter, Mr. O'Brien and Mr. Langevin. Following the participant's termination of employment, the Restoration Plan will provide a supplemental benefit payable in a lump sum that is in addition to the benefit payable from the qualified retirement plan upon retirement. The supplemental benefit would be equal to the difference between the benefit payable under the qualified retirement plan calculated with and without application of the IRS limitations. The supplemental benefit under the Restoration Plan vests on December 31, 2013 for participants in the Restoration Plan as of its adoption, although vesting is accelerated upon the participant's death or disability, or upon a change-in-control of the Company, as such terms are defined in the Restoration Plan, provided the participant was then employed by the Company. The foregoing description of the Restoration Plan does not purport to be complete and is qualified in its entirety by reference to the Restoration Plan, which will be filed as an exhibit to the Company's quarterly report on Form 10-Q for the fiscal quarter ended April 2, 2011.

KADANT INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: March 15, 2011

By /s/ Thomas M. O'Brien

Thomas M. O'Brien
Executive Vice President and
  Chief Financial Officer